Exhibit 16.1

July 24, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K dated July 24, 2024 of Powerfleet, Inc. (the “Company”) and are in agreement with the statements contained in the last sentence of the first paragraph and in paragraphs two through four under (a) Dismissal of Certifying Accountant on page 2 therein.

We disagree with the first sentence of the first paragraph insofar as it asserts the Company dismissed Ernst & Young LLP (“EY”) on July 19, 2024. The Company informed us on July 12, 2024 that its Audit Committee had met on July 8, 2024 and had determined to dismiss EY, effective upon completion of the audit for the Company’s financial statements as of and for the three month period ended March 31, 2024.

We have no basis to agree or disagree with other statements of the Company contained therein.

/s/ Ernst & Young LLP